Exhibit 99.2
6190 Agronomy Rd 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES INTERIM PHASE 2A RESULTS FOR ORAL RSD1235

Vancouver, Canada, July 24, 2006 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced interim clinical results from the 300mg dosing group for its Phase 2a pilot study of RSD1235 (oral). The safety data for this first of two dosing groups suggests that RSD1235 (oral) appears well-tolerated within the target population. The interim analysis further demonstrated a clear positive trend toward efficacy, with 61% (33 of 54) of patients receiving RSD1235 (oral) completing the study in normal heart rhythm, as compared to 37% (10 of 27) of patients receiving placebo.

A total of 83 patients were successfully cardioverted after the initial 3 days of dosing and continued in the study, of which 81 reached an endpoint of the study (completion of dosing or relapse to atrial fibrillation). The remainder of the patients were discontinued from the study for reasons unrelated to atrial fibrillation.

During the 28 days of oral dosing, serious adverse events occurred in 9% of placebo patients and 10% of patients receiving RSD1235 (oral). Potentially drug-related serious adverse events occurred in 3% of placebo patients and 4% of patients receiving RSD1235 (oral). There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of some current anti-arrhythmic drugs.

“We are very pleased with these results and are enthusiastic about the prospects of RSD1235 (oral) as a therapy for the prevention of recurrence of atrial fibrillation,” said Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome. “The 300mg dose is well below the maximum tolerated dose indicated by our Phase 1 studies, and to see a positive safety profile coupled with a clear trend toward efficacy at these levels is very encouraging. We await the outcome for the 600mg dosing group and remaining placebo patients for final determination of the statistical significance of both active doses utilized in this trial.”

The double-blind, placebo-controlled, randomized, dose-ranging study is designed to explore safety and tolerability, pharmacokinetics and preliminary efficacy of RSD1235 (oral) over 28 days of dosing in patients at risk of recurrent atrial fibrillation. The majority of patients enrolled had experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. Patients in the first stage of the study received a 300mg dose of RSD1235 (oral) or placebo twice per day. After the first 3 days, patients still in atrial fibrillation were electrically cardioverted. Successfully cardioverted patients continued to receive RSD1235 (oral) or placebo for the remaining 25 days and were monitored throughout the dosing period. Cardiome initiated the Phase 2a pilot study of RSD1235 (oral) in December 2005. The study is being conducted across 72 centres in Canada, U.S. and Europe.

“This patient population suffers significant disease burden including substantial risk of stroke, impaired cardiac function and decreased quality of life,” said Bob Rieder, Chief Executive Officer of Cardiome. “Worldwide, more than 4 million patients could benefit from a safe and effective oral drug to prevent atrial fibrillation. These interim trial results move RSD1235 (oral) an important step closer to meeting this critical unmet medical need.”

Enrollment and dosing for the second stage of this study, evaluating patients receiving a 600mg dose of RSD1235 (oral) or placebo twice per day, has now been completed. Results from this dosing group, and the complete study, are expected later in the 3rd quarter of this year. Initiation of a larger Phase 2b clinical study will follow analysis of these final results.

Cardiome will hold a teleconference and webcast on Monday, July 24, 2006 at 9:00am EST (6:00am PST) to discuss these results. Please dial 800-814-4941 or 416-644-3432 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can also be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF).  Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.  Cardiome and its co-development partner Astellas are working toward re-submitting a New Drug Application for RSD1235 (iv) following receipt of a Refusal to File letter from the FDA in May 2006.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD1235 (iv) or RSD1235 (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD1235 (iv) and RSD1235 (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.